SPRAYBERRY, BARNES, MARIETTA & LUTTRELL
Certified Public Accountants

Daniel Sprayberry, C.P.A.	Members:	Martin J. Marietta, C.P.A.
Mark Luttrell, C.P.A.	American Institute of Certified Public Accountants	Dana Boutain, C.P.A.
Gregory G. Braun, C.P.A.	SEC Practice Section	Ann M. Braun, C.P.A.
Jennifer R. Haney, C.P.A.	California Society of Certified Public Accountants	Jeffrey Freeman, C.P.A.
Laima Swanson, C.P.A.		William Duerksen, C.P.A.
Michael Luxton, C.P.A		Audrey Tamekazu, C.P.A
Veronica Quintana, C.P.A.		Matthew Davis, C.P.A.
Deborah Blann, C.P.A.		Kimberly Alvarado, C.P.A.
David Beall, C.P.A.		Stephanie Peters, C.P.A.
Andrew Kiefer, C.P.A.		William Sablan, C.P.A.
Katherine Leman, C.P.A.		

November 19, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: *Quintek Technologies, Inc.*

We have read the statements that we understand Quintek Technologies, Inc. will include under Item 4 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Sincerely,

Martin J. Marietta
Martin J. Marietta
MJM/mll:12031